                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   Form 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1995

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from            to
                               ----------    -----------

Commission file number 1-3385



                              H. J. HEINZ COMPANY
                             EMPLOYEES RETIREMENT
                               AND SAVINGS PLAN
                                (Title of Plan)



                              H. J. Heinz Company
            (Name of Issuer of securities held pursuant to the Plan)



                     600 Grant Street Pittsburgh, PA  15219
         (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements, schedules and reports are attached hereto:

1. Independent Accountants' Report dated June 18, 1996 of Coopers & Lybrand L.L.P. for the Plan financial statements

2. Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1995 and 1994

4. Notes to Financial Statements

5. Supplemental schedule of Assets Held for Investment Purposes as of December 31, 1995

6. Supplemental schedule of Reportable Transactions for the Year Ended December 31, 1995

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 21, 1996 is filed herein.

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                   H. J. HEINZ COMPANY EMPLOYEES
                                                     RETIREMENT AND SAVINGS PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                        By:  /s/ George C. Greer
                                            ....................................

                                                  George C. Greer, Chairman


June 21, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS



H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

   We have audited the accompanying statements of net assets available for plan benefits of the H. J. Heinz Company Employees Retirement and Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Administration Board of the H. J. Heinz Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the H. J. Heinz Company Employees Retirement and Savings Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund
Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Coopers & Lybrand L.L.P.


                                             COOPERS & LYBRAND L.L.P.


Pittsburgh, Pennsylvania
June 18, 1996

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1995


                                                 H. J. Heinz Co.      GIC Group       Magellan    Retirement Gov't.    Retirement
                                                   Stock Fund         Trust Fund        Fund       Money Market        Growth Fund
                                                 ---------------    -------------  -------------- ---------------     --------------
Assets:

   Investment in Master Trust  (Note 8)            $178,045,760        $8,720,454    $43,943,980    $19,861,604         $18,435,812

   Investment                                                --                --             --             --                  --
   Investment income receivable:
      Dividends                                       1,408,605                --             --             --                  --
      Interest and other                                  8,755            44,410            298         86,236                 240
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable           1,417,360            44,410            298         86,236                 240
                                                 ---------------    -------------  -------------- ---------------     --------------
   Contributions receivable:
      Employee                                          373,230            19,989        252,183        193,151              86,893
      Employer                                               --            35,333        339,314        362,027             142,059
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                 373,230            55,322        591,497        555,178             228,952
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Repayments                            8,078               145            957            701                 480

                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Assets                              $179,844,428        $8,820,331    $44,536,732    $20,503,719         $18,665,484
                                                 ---------------    -------------  -------------- ---------------     --------------



Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --                  --
   Accrued interest due on note payable                      --                --             --             --                  --
   Accrued administrative expenses                      160,343             7,831         39,262         17,823              16,472
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Liabilities                             $160,343            $7,831        $39,262        $17,823             $16,472
                                                 ---------------    -------------  -------------- ---------------     --------------
Net Assets Available for Plan Benefits             $179,684,085        $8,812,500    $44,497,470    $20,485,896         $18,649,012
                                                 ===============    =============  ============== ===============     ==============

                                                  Equity-Income        Puritan      Intermediate  Asset Manager       Asset Mgr
                                                      Fund               Fund        Bond Fund     Growth Fund        Income Fund
                                                 ---------------    -------------- -------------- --------------     -----------
Assets:
   Investment in Master Trust  (Note 8)             $15,424,913       $23,164,555     $7,777,063     $1,949,636            $287,937
   Investment                                                --                --             --             --                  --
   Investment income receivable:
      Dividends                                              --                --         42,646             --
      Interest and other                                    346               192             76             25                   7
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable                 346               192         42,722             25                   7
                                                 ---------------    -------------  -------------- ---------------     --------------

   Contributions receivable:
      Employee                                           67,181            92,738         24,755         17,797               2,125
      Employer                                          101,133           173,404         63,936         17,608               2,091
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                 168,314           266,142         88,691         35,405               4,216
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Repayments                              717               280            287            166                  37
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Assets                               $15,594,290       $23,431,169     $7,908,763     $1,985,232            $292,197
                                                 ---------------    -------------  -------------- ---------------     --------------

Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --                  --
   Accrued interest due on note payable                      --                --             --             --                  --
   Accrued administrative expenses                       13,782            20,697          6,987          1,742                 257
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Liabilities                              $13,782           $20,697         $6,987         $1,742            $    257
                                                 ---------------    -------------  -------------- ---------------     --------------

Net Assets Available for Plan Benefits              $15,580,508       $23,410,472     $7,901,776     $1,983,490            $291,940
                                                 ===============    =============  ============== ===============     ==============

                                                 Asset Manager        Overseas     Participants'       ESOP
                                                     Fund               Fund           Loans           Trust             Total
                                                 -------------      -------------  -------------  ---------------     -----------
Assets:

   Investment in Master Trust  (Note 8)              $1,685,378        $4,797,552             --             --        $324,094,644

   Investment                                                --                --       $310,793    $68,004,087          68,314,880
   Investment income receivable:
      Dividends                                              --                --             --        546,843           1,998,094
      Interest and other                                     47                10             --             --             140,642
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable                  47                10             --        546,843           2,138,736
                                                 ---------------    -------------  -------------- ---------------     --------------

   Contributions receivable:
      Employee                                            8,088            39,406             --             --           1,177,536
      Employer                                           12,765            21,298             --        475,852           1,746,820
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                  20,853            60,704             --        475,852           2,924,356
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Repayments                              215                90        (12,153)            --                  --
                                                 ---------------    -------------  -------------- ---------------     --------------


         Total Assets                                $1,706,493        $4,858,356       $298,640    $69,026,782        $397,472,616
                                                 ---------------    -------------  -------------- ---------------     --------------
Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --     25,504,184         25,504,184
   Accrued interest due on note payable                      --                --             --         48,851             48,851
   Accrued administrative expenses                        1,505             4,286             --         86,439            377,426
                                                 ---------------    -------------  -------------- ---------------     --------------
          Total Liabilities                              $1,505         $   4,286             --     25,639,474        $25,930,461
                                                 ---------------    -------------  -------------- ---------------     --------------

Net Assets Available for Plan Benefits               $1,704,988        $4,854,070       $298,640    $43,387,308       $371,542,155
                                                 ===============    =============  ============== ===============     ==============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1994





                                                H. J. Heinz Co.       GIC Group       Magellan    Retirement Gov't.    Retirement
                                                  Stock Fund          Trust Fund        Fund       Money Market        Growth Fund
                                                ---------------     -------------  -------------- ---------------     -------------
Assets:

   Investment in Master Trust  (Note 8)            $136,262,245        $8,193,285    $25,925,307     $13,112,198         $11,888,920

   Investment                                                --                --             --              --                  --

   Investment income receivable:
      Dividends                                       1,325,323                --             --              --                  --
      Interest and other                                  6,743            42,283             --          60,454                  --
                                                ---------------     -------------  -------------   -------------     ---------------
         Total investment income receivable           1,332,066            42,283             --          60,454                  --
                                                ---------------     -------------  -------------   -------------     ---------------


   Contributions receivable:
      Employee                                          368,788            26,136        163,019         494,733              69,568
      Employer                                               --            39,170        247,588         250,618             127,192
                                                ---------------     -------------  -------------   -------------     ---------------
         Total contributions receivable                 368,788            65,306        410,607         745,351             196,760
                                                ---------------     -------------  -------------   -------------     ---------------

   Participant Loan Repayments                            2,551               377            949             593                 546
                                                ---------------     -------------  -------------   -------------     ---------------
         Total Assets                              $137,965,650        $8,301,251    $26,336,863     $13,918,596         $12,086,226
                                                ---------------     -------------  -------------   -------------     ---------------



Liabilities:

   Notes payable to H. J. Heinz Company                      --               --              --              --                  --
   Accrued interest due on note payable                      --               --              --              --                  --
   Accrued administrative expenses                       87,735             5,223         16,531           8,361               7,581
                                                ---------------     -------------  -------------   -------------     ---------------
         Total Liabilities                              $87,735            $5,223        $16,531          $8,361              $7,581
                                                ---------------     -------------  -------------   -------------     ---------------

Net Assets Available for Plan Benefits             $137,877,915        $8,296,028    $26,320,332     $13,910,235         $12,078,645
                                                ===============     =============  =============   =============     ===============



                                              Equity-Income        Puritan      Intermediate     Asset Manager     Asset Mgr
                                                  Fund               Fund        Bond Fund        Growth Fund     Income Fund
                                              -------------     -------------- --------------  ----------------    ----------
Assets:

   Investment in Master Trust  (Note 8)          $7,728,438       $15,766,240     $5,821,506        $1,282,079         $92,344

   Investment                                            --                --             --                --              --

   Investment income receivable:
      Dividends                                          --                --             --                --              --
      Interest and other                                 --                --         32,679                --              --
                                              -------------      ------------   ------------   ---------------    ------------
         Total investment income receivable              --                --         32,679                --              --
                                              -------------      ------------   ------------   ---------------    ------------

   Contributions receivable:
      Employee                                       42,527            84,490         25,764            14,652           1,080
      Employer                                       76,914           169,336         65,019            11,387           1,315
                                              -------------      ------------   ------------   ---------------    ------------
         Total contributions receivable             119,441           253,826         90,783            26,039           2,395
                                              -------------      ------------   ------------   ---------------    ------------

   Participant Loan Repayments                          548               660            396               105              --
                                              -------------      ------------   ------------   ---------------    ------------
         Total Assets                            $7,848,427       $16,020,726     $5,945,364        $1,308,223         $94,739
                                              -------------      ------------   ------------   ---------------    ------------


Liabilities:

   Notes payable to H. J. Heinz Company                  --                --             --                --              --
   Accrued interest due on note payable                  --                --             --                --              --
   Accrued administrative expenses                    4,828            10,053          3,712               817              59
                                              -------------      ------------   ------------   ---------------    ------------
         Total Liabilities                           $4,828           $10,053         $3,712              $817             $59
                                              -------------      ------------   ------------   ---------------    ------------

Net Assets Available for Plan Benefits           $7,843,599       $16,010,673     $5,941,652        $1,307,406         $94,680
                                              =============      ============   ============   ===============    ============

                                                Asset Manager     Overseas    Participants'       ESOP
                                                     Fund           Fund          Loans           Trust            Total
                                                -------------  --------------  ------------   ---------------  ---------------
Assets:

   Investment in Master Trust  (Note 8)           $1,380,270      $4,416,904             --               --      $231,869,736

   Investment                                             --              --        $298,565     $51,996,154        52,294,719

   Investment income receivable:
      Dividends                                           --              --              --         577,421         1,902,744
      Interest and other                                  --              --              --              --           142,159
                                                  ----------    ------------   -------------    ------------    --------------
         Total investment income receivable               --              --              --         577,421         2,044,903
                                                  ----------    ------------   -------------    ------------    --------------

   Contributions receivable:
      Employee                                         6,471          37,452              --              --         1,334,680
      Employer                                         8,760          23,315              --         398,378         1,418,992
                                                  ----------    ------------   -------------    ------------    --------------
         Total contributions receivable               15,231          60,767              --         398,378         2,753,672
                                                  ----------    ------------   -------------    ------------    --------------

   Participant Loan Repayments                            82             282          (7,089)             --                --

                                                  ----------    ------------   -------------    ------------    --------------
         Total Assets                             $1,395,583      $4,477,953        $291,476     $52,971,953      $288,963,030
                                                  ----------    ------------   -------------    ------------    --------------


Liabilities:

   Notes payable to H. J. Heinz Company                   --              --              --      30,733,139        30,733,139
   Accrued interest due on note payable                   --              --              --         121,027           121,027
   Accrued administrative expenses                       880           2,816              --          47,409           196,005
                                                  ----------    ------------   -------------    ------------    --------------
         Total Liabilities                              $880          $2,816              --     $30,901,575       $31,050,171
                                                  ----------    ------------   -------------    ------------    --------------

Net Assets Available for Plan Benefits            $1,394,703      $4,475,137        $291,476     $22,070,378      $257,912,859
                                                  ==========    ============   =============    ============    ==============

   The accompanying notes are an integral part of the financial statements.

                             H. J. HEINZ COMPANY
                    EMPLOYEES RETIREMENT AND SAVINGS PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1995



                                                 H. J. Heinz Co.      GIC Group       Magellan    Retirement Gov't.    Retirement
                                                   Stock Fund         Trust Fund        Fund       Money Market        Growth Fund
                                                 ---------------    -------------  -------------- -----------------   --------------
Net Change in Investment in
   Master Trust (Note 8)                            $47,063,068           $93,186    $12,552,695     $1,225,307          $3,960,178

Additions:
   Investment income:
      Dividends                                              --                --             --             --                  --
      Interest                                               --                --             --             --                  --
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income                             --                --             --             --                  --
                                                 ---------------    -------------  -------------- ---------------     --------------


   Participant contributions                          5,249,142           346,995      3,315,823      3,435,835           1,412,297
   Age-related employer contributions                        --           496,955      3,791,118      4,124,919           1,893,215
   ESOP debt service funding                                 --                --             --             --                  --
   Transfer for Loan Repayments                          19,898             1,702         13,217          8,388               5,170
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total additions                              5,269,040           845,652      7,120,158      7,569,142           3,310,682
                                                 ---------------    -------------  -------------- ---------------     --------------


Deductions:
   Withdrawals                                        9,999,972           394,211      1,371,389      2,163,711             649,141
   Administrative expenses                              525,966            28,155        124,326         55,077              51,352
   Interest expense on note payable                          --                --             --             --                  --

   Net (appreciation) depreciation
      in fair value of investments                           --                --             --             --                  --
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total deductions                            10,525,938           422,366      1,495,715      2,218,788             700,493
                                                 ---------------    -------------  -------------- ---------------     --------------




Net increase (decrease) in net assets available
   for plan benefits for the year                    41,806,170           516,472     18,177,138      6,575,661           6,570,367

Net assets available for plan benefits at
   the beginning of the year                        137,877,915         8,296,028     26,320,332     13,910,235          12,078,645
                                                 ---------------    -------------  -------------- ---------------     --------------
Net assets available for plan benefits at
   the end of the year                             $179,684,085        $8,812,500    $44,497,470    $20,485,896         $18,649,012
                                                  ==============     ============   =============  ==============      =============


                                                  Equity-Income        Puritan      Intermediate  Asset Manager:    Asset Manager:
                                                      Fund               Fund        Bond Fund     Growth Fund       Income Fund
                                                 ---------------    -------------- -------------- --------------    --------------
Net Change in Investment in
   Master Trust (Note 8)                             $5,835,428        $4,555,365     $1,050,082        $93,817        $129,067

Additions:
   Investment income:
      Dividends                                              --                --             --             --              --
      Interest                                               --                --             --             --              --
                                                ---------------    -------------- -------------- --------------      ----------
         Total investment income                             --                --             --             --              --
                                                ---------------    -------------- -------------- --------------      ----------

   Participant contributions                          1,136,641         1,562,700        372,058        420,200          45,757
   Age-related employer contributions                 1,207,364         2,304,625        903,478        183,895          25,568
   ESOP debt service funding                                 --                --             --             --              --
   Transfer for Loan Repayments                           6,844             3,793          5,793          1,762             409
                                                ---------------    -------------- -------------- --------------      ----------
         Total additions                              2,350,849         3,871,118      1,281,329        605,857          71,734
                                                ---------------    -------------- -------------- --------------      ----------

Deductions:
   Withdrawals                                          409,068           961,682        348,398         18,277           2,859
   Administrative expenses                               40,300            65,002         22,889          5,313             682
   Interest expense on note payable                          --                --             --             --              --

   Net (appreciation) depreciation
      in fair value of investments                           --                --             --             --              --
                                                ---------------    -------------- -------------- --------------      ----------
         Total deductions                               449,368         1,026,684        371,287         23,590           3,541
                                                ---------------    -------------- -------------- --------------      ----------



Net increase (decrease) in net assets available
   for plan benefits for the year                     7,736,909         7,399,799      1,960,124        676,084         197,260

Net assets available for plan benefits at
   the beginning of the year                          7,843,599        16,010,673      5,941,652      1,307,406          94,680
                                                ---------------    -------------- -------------- --------------      ----------
Net assets available for plan benefits at
   the end of the year                              $15,580,508       $23,410,472     $7,901,776     $1,983,490        $291,940
                                                ===============    ============== ============== ==============      ==========


                                                   Asset Manager      Overseas      Participants'      ESOP
                                                        Fund            Fund            Loans          Trust              Total
                                                   -------------   --------------   -------------  ---------------   ---------------
Net Change in Investment in
   Master Trust (Note 8)                               ($11,880)      ($310,847)             --              --        $76,235,466

Additions:
   Investment income:
      Dividends                                              --              --              --      $2,098,792          2,098,792
      Interest                                               --              --              --          14,920             14,920
                                                  --------------   -------------    ------------   -------------     --------------
         Total investment income                             --              --              --       2,113,712          2,113,712
                                                  --------------   -------------    ------------   -------------     --------------

   Participant contributions                            222,777         601,644              --              --         18,121,869
   Age-related employer contributions                   135,024         329,466              --              --         15,395,627
   ESOP debt service funding                                 --              --              --       4,733,954          4,733,954
   Transfer for Loan Repayments                           2,200           1,422        ($70,598)             --                 --
                                                  --------------   -------------    ------------   -------------     --------------
         Total additions                                360,001         932,532         (70,598)      6,847,666         40,365,162
                                                  --------------   -------------    ------------   -------------     --------------

Deductions:

   Withdrawals                                           33,086         228,924         (77,762)      1,859,304         18,362,260
   Administrative expenses                                4,750          13,828              --         175,207          1,112,847
   Interest expense on note payable                          --              --              --       1,419,350          1,419,350

   Net (appreciation) depreciation
      in fair value of investments                           --              --              --     (17,923,125)       (17,923,125)
                                                  --------------   -------------    ------------   -------------     --------------
         Total deductions                                37,836         242,752         (77,762)    (14,469,264)         2,971,332
                                                  --------------   -------------    ------------   -------------     --------------

Net increase (decrease) in net assets available
   for plan benefits for the year                       310,285         378,933           7,164      21,316,930        113,629,296

Net assets available for plan benefits at
   the beginning of the year                          1,394,703       4,475,137         291,476      22,070,378        257,912,859
                                                  --------------   -------------    ------------   -------------     --------------
Net assets available for plan benefits at
   the end of the year                               $1,704,988      $4,854,070        $298,640     $43,387,308       $371,542,155
                                                  ==============   =============    ============   =============     ==============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1994



                                                  H. J. Heinz Co.     GIC Group       Magellan     Retirement Gov't.  Retirement
                                                   Stock Fund        Trust Fund        Fund          Money Market     Growth Fund
                                                  ---------------   -------------  --------------  ---------------   --------------

Net Change in Investment in
   Master Trust (Note 8)                            $4,330,682       $2,307,732    ($1,688,436)       $692,165           $207,215

Additions:
   Investment income:
      Dividends                                             --               --             --              --                 --
      Interest                                              --               --             --              --                 --
                                                  -------------     -----------    ------------    -------------     -------------
         Total investment income                            --               --             --              --                 --
                                                  -------------     -----------    ------------    -------------     -------------

   Participant contributions                         4,451,505          326,725      2,571,938       2,094,142          1,092,435
   Age-related employer contributions                    1,370          414,746      3,177,341       2,654,933          1,637,883
   ESOP debt service funding                                --               --             --              --                 --
   Transfer for Loan Repayments                        109,751            8,678         30,838           9,581             12,509
                                                  -------------     -----------    ------------    -------------     -------------
         Total additions                             4,562,626          750,149      5,780,117       4,758,656          2,742,827
                                                  -------------     -----------    ------------    -------------     -------------

Deductions:
   Withdrawals                                      10,451,137          367,590      1,289,312         764,943            526,030
   Administrative expenses                             413,962           31,988         84,165          38,995             37,286
   Interest expense on note payable                         --               --             --              --                 --

   Net (appreciation) depreciation
      in fair value of investments                          --               --             --              --                 --
                                                  -------------     -----------    ------------    -------------     -------------
         Total deductions                           10,865,099          399,578      1,373,477         803,938            563,316
                                                  -------------     -----------    ------------    -------------     -------------



Net increase (decrease) in net assets available
   for plan benefits for the year                   (1,971,791)       2,658,303      2,718,204       4,646,883          2,386,726

Net assets available for plan benefits at
   the beginning of the year                       139,849,706        5,637,725     23,602,128       9,263,352          9,691,919
                                                  -------------     -----------    ------------    -------------     -------------
Net assets available for plan benefits at
   the end of the year                            $137,877,915       $8,296,028    $26,320,332     $13,910,235        $12,078,645
                                                  =============     ===========    ============    =============     =============

                                                     Equity-Income    Puritan      Intermediate   Asset Manager:  Asset Manager:
                                                         Fund          Fund         Bond Fund      Growth Fund     Income Fund
                                                    -------------  ------------  --------------   --------------  --------------
Net Change in Investment in
   Master Trust (Note 8)                               ($32,002)    $1,755,349    ($1,078,499)       $308,071         $10,846

Additions:
   Investment income:
      Dividends                                              --             --             --              --              --
      Interest                                               --             --             --              --              --
                                                    ------------   ------------  -------------    ------------    ------------
         Total investment income                             --             --             --              --              --
                                                    ------------   ------------  -------------    ------------    ------------

   Participant contributions                            672,191      1,282,804        462,281         205,649          24,380
   Age-related employer contributions                   944,753      1,935,797        849,660         138,185          19,259
   ESOP debt service funding                                 --             --             --              --              --
   Transfer for Loan Repayments                          10,393         17,411          7,439           2,613             427
                                                    ------------   ------------  -------------    ------------    ------------
        Total additions                               1,627,337      3,236,012      1,319,380         346,447          44,066
                                                    ------------   ------------  -------------    ------------    ------------

Deductions:
   Withdrawals                                          615,014        713,852        464,595          43,440          93,747
   Administrative expenses                               25,525         48,686         19,194           4,672             444
   Interest expense on note payable                          --             --             --              --              --

   Net (appreciation) depreciation
      in fair value of investments                           --             --             --              --              --
                                                    ------------   ------------  -------------    ------------    ------------
         Total deductions                               640,539        762,538        483,789          48,112          94,191
                                                    ------------   ------------  -------------    ------------    ------------



Net increase (decrease) in net assets available
   for plan benefits for the year                       954,796      4,228,823       (242,908)        606,406         (39,279)

Net assets available for plan benefits at
   the beginning of the year                          6,888,803     11,781,850      6,184,560         701,000         133,959

                                                    ------------   ------------  -------------    ------------    ------------
Net assets available for plan benefits at
   the end of the year                               $7,843,599    $16,010,673     $5,941,652      $1,307,406         $94,680
                                                    ============   ============  =============    ============    ============


                                                     Asset Manager     Overseas      Participants'      ESOP
                                                         Fund            Fund            Loans          Trust            Total
                                                     -------------   -------------   -------------   ------------     ------------
Net Change in Investment in
   Master Trust (Note 8)                                $180,528      $1,537,153              --              --        $8,530,804

Additions:
   Investment income:
      Dividends                                               --              --              --      $1,971,061         1,971,061
      Interest                                                --              --              --         158,397           158,397
                                                     -------------   ------------    ------------    ------------     -------------
         Total investment income                              --              --              --       2,129,458         2,129,458
                                                     -------------   ------------    ------------    ------------     -------------

   Participant contributions                             118,444         548,964              --              --        13,851,458
   Age-related employer contributions                    112,061         246,485              --              --        12,132,473
   ESOP debt service funding                                  --              --              --       4,375,295         4,375,295
   Transfer for Loan Repayments                            2,620          11,559       ($223,819)             --                --

                                                     -------------   ------------    ------------    ------------     -------------
         Total additions                                 233,125         807,008        (223,819)      6,504,753        32,488,684
                                                     -------------   ------------    ------------    ------------     -------------

Deductions:
   Withdrawals                                            35,054         177,927           9,947       1,372,130        16,924,718
   Administrative expenses                                 3,898          13,960              --         160,185           882,960
   Interest expense on note payable                           --              --              --       1,787,027         1,787,027

   Net (appreciation) depreciation
      in fair value of investments                            --              --              --      (1,180,000)       (1,180,000)


                                                     -------------   ------------    ------------    ------------     -------------
         Total deductions                                 38,952         191,887           9,947       2,139,342        18,414,705
                                                     -------------   ------------    ------------    ------------     -------------



Net increase (decrease) in net assets available
   for plan benefits for the year                        374,701       2,152,274        (233,766)      4,365,411        22,604,783

Net assets available for plan benefits at
   the beginning of the year                           1,020,002       2,322,863         525,242      17,704,967       235,308,076

                                                     -------------   ------------    ------------    ------------     -------------
Net assets available for plan benefits at
   the end of the year                                $1,394,703      $4,475,137        $291,476     $22,070,378      $257,912,859
                                                     =============   ============    ============    ============     =============


   The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements


(1) Plan Description:

        General

   The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of the affiliated companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

   The Board of Directors has designated (i) Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan effective February 8, 1994. Bankers Trust Company had acted as trustee ("Former Trustee") under the Plan until February 7, 1994; and (ii) Mellon Bank, N. A. to act as trustee of the separate ESOP trust established for matching contributions ("ESOP Trustee").

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The plan provides for various investment options as described in note 4.
   Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

      Contributions

   Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 13% of their compensation. Each participant may make tax deferred contributions, in whole percentages, of not less than 2% of his compensation.

   Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $9,240 in 1995 and 1994. This amount is $9,500 in 1996. A participant affected by these limitations will be given timely notification by the Committee.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


      Contributions (continued)

   The Company will contribute on behalf of each participating employee an amount equivalent to the tax deferred contribution which does not exceed 3% of the employee's compensation. The Company's matching contributions may be made in cash or in shares of the Company's common stock of equal value. Shares of stock used for the Company match will come from the shares held in the separate, leveraged employee stock ownership plan ("ESOP") trust. The ESOP is described in greater detail in note 7.

   The Company makes monthly, age-related contributions to the Company Contribution Account ("CCA") of participating employees who direct the investment of such contributions into one or more of the investment funds stated in note 4, with the exception of the H. J. Heinz Company Stock Fund. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 25 years old to a rate of 13% for participants that are 60 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching and age-related contributions, as defined and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

   The value of a participant's tax deferred account which will be maintained for their tax deferred contributions, after tax account, which will be maintained for their after tax contributions, and rollover account, which will be maintained for their rollover contributions, will be fully vested at all times. The value of the Company's matching contribution and CCA contribution allocated to a participant's account will be fully vested upon the occurrence of any of the following events: completion of 5 years of service (or in the case of the matching contribution of a participant who was an employee as of December 31, 1992, 36 months of continuous membership in the Plan, if earlier), job elimination, workforce reduction, termination of employment after attainment of age 55, attainment of age 65, total and permanent disability, or death.


      Withdrawals

   A participant may elect to withdraw from their after tax or rollover account up to 100% of their account balance.

   A participant's matching account will be available for withdrawal if the participant:

      (a) has at least 5 years of continuous membership in the Plan, or

      (b) is eligible for a "hardship" withdrawal in accordance with the rules of the Plan, or

      (c) has attained age 59 1/2.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

      Withdrawals (continued)

   A participant may not withdraw any amount from their tax deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

   A participant may not withdraw any amount from their CCA during active employment before age 70 1/2.

   A participant who qualifies for a hardship withdrawal and withdraws from their matching and tax deferred accounts is suspended from making contributions to the Plan for one year. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of service, may elect to receive a lump-sum amount equal to the value of their account or annual installments over a period not to exceed 30 years. A terminated participant may also elect to choose a direct transfer of their account balance to the trustee or custodian of another eligible retirement plan.

      Loans

   The Plan was amended effective January 1, 1990, to prohibit the granting or renegotiating of loans. Any outstanding loan as of December 31, 1989 shall continue to be administered in accordance with the loan rules established by the Committee as in effect on such date. During 1995, the Plan accepted the existing participant's loans resulting from the acquisition of The Quaker Oats Company.

   The interest rates for all outstanding loans for the years ended December 31, 1995 and 1994, ranged from 6.45% to 12.50% and 6.06% to 12.50%, respectively.

   Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.


      Termination

   The term of the Plan is indefinite, subject to termination at any time by the Board of Directors of the Company. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


      Administrative Expenses

   Expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, may be paid by the Trustees from the assets of the Trust Funds unless paid by the Company. For the years ended December 31, 1995 and 1994 administrative expenses of $1,112,847 and $882,960, respectively were paid by the Trustees from the assets of the Plan. Expenses absorbed by the Plan were allocated to the various funds of the Plan based on the net asset value of the individual fund as a percentage of the total net asset value of the Plan's funds.

   The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The allocation of these charges to the Plan for the year ended December 31, 1995 and 1994 were $56,385 and $37,082 respectively.


(2) Summary of Significant Accounting Policies:

      Investment Valuation

   The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund.

   Investments in the Company's common stock are valued at the last reported sales price on the last business day of the year.

   Guaranteed investment contracts are recorded at contract value which includes principal and accumulated interest, which approximates market value.

   Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

   The Plan presents in the statements of changes in net assets available for plan benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost.

   Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

(3) Federal Income Taxes:

   The IRS has made a determination that the Plan is a qualified plan under
   Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(3) Federal Income Taxes: (continued)

   The IRS will be requested to review the Plan amendments made since the determination letter was granted. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of
   Section 401(k) of the Code.


   Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(4) Investment Programs:

   Participants may direct the investment of their accounts (except the match account) in multiples of 1%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds are as follows:

      The H. J. Heinz Company Stock Fund consists of common stock of the
      Company.

      The GIC Group Trust Fund invests the contributions of plan participants in guaranteed investment contracts which are issued by insurance companies and banks that guarantee payment of interest and principal. The GIC Group Trust is managed by Fidelity Management Trust Company and is available to other employee benefit trusts.

      Interest rates are determined annually for contributions made during the year. The actual interest rate for any funds in the GIC Group Trust after the initial year will be a blended rate based on the respective rates of interest earned by prior contributions and the rate of interest earned with respect to contributions made under the Plan for the current year. Consequently, the blended rate will be affected by the amount and timing of contributions to the GIC Group Trust and by the interest rate negotiated by Fidelity with the insurance companies at the beginning of each year for contributions made in that year and the interest rates made in prior years.

      The Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well-known and lesser-known companies with above-average growth potential.

      The assets of the Retirement Government Money Market Fund are invested in short-term obligations issued or guaranteed by the U. S. Government, its agencies or instrumentalities and repurchase agreements collateralized by
      U. S. Government obligations.

      The Retirement Growth Fund is an aggressive growth fund which seeks capital appreciation by investing primarily in common stocks, although it can invest in all types of securities.

      The assets of the Equity-Income Fund are invested primarily in common stocks, but are also invested in preferred stocks, corporate bonds and convertible securities.

      The assets of the Puritan Fund are invested in a broadly diversified portfolio of high-yielding securities. The assets consist of common stocks, preferred stocks and corporate bonds.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

      The assets of the Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

      The Overseas Fund is an aggressive growth fund which seeks long-term capital appreciation, primarily through investments in foreign securities.

      The assets of the Asset Manager Fund are allocated among and across domestic and foreign equities, bonds and short-term instruments. The Fund seeks high total return.

      The assets of the Asset Manager: Growth Fund are allocated among three principal asset classes: stocks, bonds and short-term instruments. However, the Fund may invest in many types of domestic and foreign securities. The Fund seeks to maximize total return over the long term.

      The Asset Manager: Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments. The asset mix is designed to provide a conservative asset allocation across various market conditions.

   The Magellan, Retirement Government Money Market, Retirement Growth, Equity-Income, Puritan, Intermediate Bond, Overseas, Asset Manager, Asset Manager:
   Growth and Asset Manager: Income Funds are managed by Fidelity Management and Research Company.


(5) Net Asset Value per Unit:

   The interests of Plan participants are accounted for under a unit method.
   The corresponding market values are calculated using the previous day's units and current day's unit value. The number of units in each fund and the net asset value per unit are as follows:


                                           December 31, 1995             December 31, 1994
                                           -----------------             -----------------
                                                       Value per                      Value per
                                           Units          Unit            Units         Unit
                                        -------------  ---------      -------------   ---------
  H. J. Heinz Co. Stock Fund......        145,039,083     $1.240        154,452,367     $ .890
  Retirement Gov't. Money Market           17,809,166     $1.117         12,731,115     $1.061
  GIC Group Trust Fund............          7,382,311     $1.188          7,337,852     $1.123
  Intermediate Bond Fund..........          6,403,736     $1.221          5,384,402     $1.088
  Puritan Fund....................         15,623,870     $1.483         12,873,729     $1.225
  Equity-Income Fund..............          9,751,870     $1.582          6,417,131     $1.204
  Magellan Fund...................         26,547,564     $1.655         21,345,134     $1.215
  Retirement Growth Fund..........         12,282,760     $1.501          9,798,286     $1.213
  Overseas Fund...................          3,816,811     $1.257          3,811,569     $1.159
  Asset Manager Fund..............          1,368,795     $1.231          1,320,225     $1.045
  Asset Manager:  Growth Fund.....          1,529,838     $1.274          1,202,440     $1.066
  Asset Manager:  Income Fund.....            238,482     $1.207             88,486     $1.044


                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(6) Forfeitures:

   Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions, or may be used to pay plan administrative expenses, effective January 1, 1993. Forfeitures were $292,770 for the year ended December 31, 1995 and $182,718 for the year ended December 31, 1994.


(7) ESOP Trust:

   On September 12, 1995, the Company's board of directors authorized a three-for-two common stock split, effective October 3, 1995. There was no adjustment in the stock's par value or the total number of authorized common shares. All common share amounts reflect the three-for-two common stock split.

   In September, 1989, the ESOP trust borrowed $50 million and purchased 2,366,862 shares of Heinz Common Stock at $21.125 per share. The Company financed the transaction and sold the stock to the ESOP.

   The Heinz stock is pledged as collateral for the loan and is credited to a suspense account from which it is gradually released for allocation to participants' accounts over the term of the loan. During 1995 and 1994, the number of shares released from the suspense account for allocation to participant accounts as a result of principal repayments was 232,706 and 243,518, respectively. As noted previously, the shares of stock used for the Company match will come from the shares held in the ESOP trust. At December 31, 1995 and 1994, $35,394,598 and $31,979,461, respectively, of unallocated assets were held by the ESOP.

   The ESOP debt is in the form of an interest-bearing promissory note. For the years ended December 31, 1995 and 1994, the weighted average interest rate was 5.31% and 5.43%, respectively. Repayment of the loan will be made through periodic payments. Dividends paid by the Company on allocated and unallocated shares of the Heinz Common Stock will be applied for repayment of the loan. When dividends paid are not sufficient to make the periodic repayments, the Company makes additional contributions to fund the deficiency.

   The amount of ESOP debt required to be retired in each of the five years succeeding 1995 is: $3,484,079 in 1996, $2,253,129 in 1997, $2,380,375 in
   1998, $2,514,808 in 1999 and $2,656,834 in 2000.  The loan has a stated
   maturity of July 31, 2004.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(8)  Master Trust:

        In February of 1994, the Company entered into a Master Trust arrangement with Fidelity Management Trust Company. The Trustee maintains accounts to record the pro rata share of each participating Plan; reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

        The following table presents the Master Trust information for the Plan.


                                                              December 31, 1995
                       ----------------------------------------------------------------------------------------------------
                                                                                                            Retirement &
                                                                                                            Savings Plan
                         Fair Value of                                                       Net            Percentage of
                         Investment of                    Investment  Income              Change in        Interest in the
                          Master Trust                 Dividends          Interest      the Fair Value       Master Trust
                       ----------------            ---------------      -----------     -------------       ---------------
H. J. Heinz Co.
Stock Fund             $    190,346,778            $     5,741,208      $    97,109     $  49,699,783             94.28%

GIC Group
Trust Fund                    8,764,836                         --          521,228            93,186            100.00%

Magellan Fund                47,107,694                  2,671,740               --        13,341,534             93.28%

Retirement Gov't
Money Market                 31,361,409                         --        1,363,678         1,483,352             63.61%

Retirement
Growth Fund                  20,031,315                  1,876,802               --         4,236,785             92.03%

Equity-Income
Fund                         16,904,363                    872,984               --         6,167,811             91.25%

Puritan Fund                 24,562,632                  1,219,598               --         4,749,749             94.31%

Intermediate
Bond Fund                     8,678,410                    477,244               --         1,137,970             90.11%

Asset Manager
Growth Fund                   1,949,636                     29,050               --            93,817            100.00%

Asset Manager
Income Fund                     287,936                      9,488               --           129,067            100.00%

Asset Manager
Fund                          1,685,378                     47,165               --           (11,880)           100.00%

Overseas Fund                 5,134,990                    116,705               --          (318,970)            93.43%
                       ----------------            ---------------     ------------   ---------------          ------------
Total Master Trust     $    356,815,377            $    13,061,984     $  1,982,015     $  80,802,204             91.28%
                       ================            ===============      ===========   ===============          ============

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements (Continued)

   (8)  Master Trust (continued):

                                                              December 31, 1995
                       -------------------------------------------------------------------------------------------
                                                                                                   Retirement &
                                                                                                   Savings Plan
                         Fair Value of                                             Net             Percentage of
                         Investment of          Investment  Income              Change in        Interest in the
                          Master Trust       Dividends          Interest      the Fair Value       Master Trust
                       ---------------    ---------------      -----------    --------------     ----------------
H. J. Heinz Co.
Stock Fund             $   143,205,971     $  5,257,717      $    51,747   $      4,605,953            96.08%

GIC Group
Trust Fund                   8,193,285               --          363,062          2,307,732           100.00%

Magellan Fund               27,559,136        1,073,737               --         (1,790,724)           94.07%

Retirement Gov't
Money Market                20,135,076               --          627,211          1,113,986            65.12%

Retirement
Growth Fund                 12,836,665        1,241,168              --            197,898             92.62%

Equity-Income
Fund                         8,587,688          800,233              --            (72,086)            89.99%

Puritan Fund                16,513,195        1,213,761              --          1,764,061             95.48%

Intermediate
Bond Fund                    6,396,773          431,272              --         (1,110,613)            91.01%

Asset Manager
Growth Fund                  1,282,079           34,220              --            308,071            100.00%

Asset Manager
Income Fund                     92,344            5,626              --             10,846            100.00%

Asset Manager
Fund                         1,380,270           48,729              --            180,528            100.00%

Overseas Fund                4,606,965           79,264              --          1,563,569             95.87%
                       ---------------     ------------      -----------    --------------          ------------
Total Master Trust     $   250,789,447     $ 10,185,727     $  1,042,020    $    9,079,221             92.99%
                       ===============     ============      ===========    ==============          ============


                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                       Notes to Financial Statements (Continued)

(9) Mergers:

      On June 13, 1995, the Board approved the transfer of certain assets and liabilities of the Tasty Frozen Products 401(k) Plan which are attributable to salaried employees into the Plan effective June 30, 1995. The transfer of assets amounted to approximately $339,000 and is reflected in participant contributions.

      On April 11, 1995, the Board approved an amendment to the plan to grant participation of certain employees of The Quaker Oats Company and All American Gourmet Company. Company contributions were made from the date of acquisition of these companies. Pre-participation service was granted to these employees for vesting purposes.

      On April 11, 1995, the Board approved the adoption of the Plan by the U.S. corporations and affiliates of Heinz Bakery Products on behalf of their salaried employees.

      On February 28, 1994, the Board approved the merger of certain assets of the Weight Watchers of Wisconsin, Inc. 401(k) Plan and the Escalon Packers, Inc. Profit Sharing 401 (k) Plan into the Plan and certain participants of the two plans became eligible for membership in the Plan. The transfer of assets occurred in April and May respectively, in the amounts of $53,077 and $183,479 and are reflected in the change in investment in master trust.

      On May 16, 1994, certain employees of Borden, Inc. became employees of Portion Pac, Inc. at which time they became eligible for participation in the Plan. The Company granted pre-participation service for vesting purposes to the former Borden employees now participating in the Plan.

(10) Form 5500 Reconciliation:

     In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", the Plan includes payments due to participants in net assets available for plan benefits. The Plan previously presented such amounts as a liability. Payments due to participants as of December 31, 1995 and 1994 were $3,474,745 and $1,827,758 respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN


                          EIN: 25 - 0542520 PLAN 009
          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1995


                                               (c) Description of investment including
           (b) Identity of issue, borrower,         maturity date, rate of interest                           (e) Market
  (a)           lessor, or similar party           collateral, par or maturity value          (d) Cost            Value
- -------    --------------------------------    ---------------------------------------     --------------    --------------
*             H. J. Heinz Company                  H. J. Heinz Company ESOP
                                                   $.25 par value/share; 2,049,119          $ 43,287,639       $ 67,877,072

                 Mellon Bank                       EB Temporary Investment Fund             $    127,015       $    127,015

*                H. J. Heinz Company               Participants' Loans                      $    298,640       $    298,640
                                                   Interest Rates, 6.45%-12.5%

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN


                          EIN: 25 - 0542520 PLAN 009
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995



   (a) Identity of Party                         (b) Description                 (c) Purchase           (d) Selling
           Involved                                  of Asset                         Price                  Price
- ----------------------------            ---------------------------------        --------------        -------------

Execution Services Inc.                 H. J. Heinz Company Common Stock                     --          1,346,443
                                                                                                         (22 sales)

Cantor Fitzgerald & Co. Inc.            H. J. Heinz Company Common Stock                     --           419,013
                                                                                                          (3 sales)

Mellon Bank                             EB Temporary Investment Fund                         --          3,863,755
                                                                                                         (63 sales)

Mellon Bank                             EB Temporary Investment Fund                 3,787,401                  --
                                                                                  (110 purchases)

Mellon Bank                             H. J. Heinz Company Common Stock             5,228,955                  --
                                                     (ESOP)                        (6 purchases)




  (f) Expense                                      (h) Current Value         (i) Net
 incurred with             (g) Cost of                of Asset on              Gain
  Transaction                 Asset                 Transaction Date          (Loss)
- ---------------            -----------             ------------------        --------
     1,820                   907,322                    1,346,443             439,121

       528                   309,427                      419,013             109,586

        --                 3,863,755                    3,863,755                  --

        --                 3,787,401                    3,787,401                  --

        --                 5,228,955                    5,228,955                  --

                                 Exhibit Index

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 21, 1996 is filed herein.